SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Flagstone Reinsurance Holdings, S.A.

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

L3466T104

(CUSIP Number)

Robert F. Kuzloski, Esq.
Executive Vice President & Chief Corporate Legal Officer
Validus Holdings, Ltd.
29 Richmond Road
Pembroke, HM 08 Bermuda
(441) 278-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:
Todd E. Freed, Esq.
Steven J. Daniels, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

August 30, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1.	Names of Reporting Persons. Validus Holdings, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,000,000*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,014,939*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,014,939*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 22.5%**
14.	Type of Reporting Person (See Instructions) CO

*
Represents (a) 16,000,000 shares (“Flagstone Shares”) of Flagstone Reinsurance Holdings, S.A., a Luxembourg société anonyme ( “Flagstone”) and (b) 14,939 Flagstone restricted stock units (which are non-voting) that are subject to certain voting agreements, dated as of August 30, 2012 (each, a “Voting Agreement”), entered into by Validus Holdings, Ltd., a Bermuda exempted company (“Validus”) and certain shareholders of Flagstone.  Pursuant to Rule 13d-4, Validus expressly disclaims beneficial ownership of any Flagstone Shares or other securities of Flagstone subject to the Voting Agreements, and nothing herein shall be deemed an admission by Validus as to the beneficial ownership of such Flagstone Shares or other securities.

**	Such percentage is based upon 71,058,922 outstanding Flagstone Shares as of August 7, 2012 as reported in Flagstone’s Form 10-Q for the quarterly period ended June 30, 2012.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule”) relates to the common shares, par value $0.01 per share (the “Flagstone Shares”), of Flagstone Reinsurance Holdings, S.A. (“Flagstone”).  Flagstone’s principal executive office is located at 37 Val St André, L-1128 Luxembourg, Grand Duchy of Luxembourg.

Item 2.	Identity and Background

(a)	This Schedule is being filed by Validus Holdings, Ltd., a Bermuda exempted company (“Validus”).

(b)	The address and principal office of Validus is:

29 Richmond Road
Pembroke, HM 08
Bermuda

(c)
Validus is a provider of reinsurance and insurance, conducting its operations worldwide through two wholly-owned subsidiaries, Validus Reinsurance, Ltd. (“Validus Re”) and Talbot Holdings Ltd. (“Talbot”). Validus Re is a Bermuda based reinsurer focused on short-tail lines of reinsurance.  Talbot is the Bermuda parent of the specialty insurance group primarily operating within the Lloyd’s insurance market through Syndicate 1183.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Validus are set forth on Annex A hereto and are incorporated by reference herein in their entirety.

(d), (e)
During the past five years, none of Validus or, to the best of its knowledge, any person listed on Annex A attached hereto, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Validus entered into the Voting Agreements (as defined in Item 4 herein) in connection with the Agreement and Plan of Merger (the “Merger Agreement”), dated as of August 30, 2012, by and among Validus, Validus UPS, Ltd., a wholly owned subsidiary of Validus (“Merger Sub”), Flagstone and Flagstone Reinsurance Holdings (Bermuda) Limited, a wholly owned subsidiary of Flagstone (“Flagstone Bermuda”).  Other than entering into the Merger Agreement, Validus has not paid any consideration to Flagstone or to any shareholder of Flagstone who is a party to a Voting Agreement (each, a “Subject Shareholder”) as an inducement to entering into the Voting Agreements.  Pursuant to the transactions contemplated by the Merger Agreement, all shareholders of Flagstone (including all Subject Shareholders) will receive 0.1935 Validus voting common shares and $2.00 in cash, without interest and less applicable withholding tax, for each Flagstone Share that they own.  For a summary of certain provisions of the Merger Agreement, see Item 4 below, which summary is incorporated by reference in its entirety in the response to this Item 3.  For a summary of the Voting Agreements, see Item 4 below, which summary is incorporated by reference in its entirety in the response to this Item 3. The Merger Agreement is filed as Exhibit 1 hereto and is incorporated herein by reference in its entirety.   The form of Voting Agreement is filed as Exhibit 2 hereto and is incorporated herein by reference in its entirety.

Item 4.	Purpose of Transaction.

(a) - (j)

Agreement and Plan of Merger

On August 30, 2012, Validus entered into the Merger Agreement with Merger Sub, Flagstone and Flagstone Bermuda.

The Merger Agreement provides for (a) the merger of Flagstone with and into its wholly-owned subsidiary Flagstone Bermuda pursuant to which Flagstone Bermuda will survive as the intermediate company (the “First-Step Merger”), and (b) immediately following the First-Step Merger, the merger of Flagstone Bermuda with and into Merger Sub pursuant to which Merger Sub will be the surviving company (the “Second-Step Merger” and together with the First-Step Merger, the “Mergers”) such that, immediately following the Mergers, the successor-in-interest to Flagstone will be a wholly-owned subsidiary of Validus.

Pursuant to the Merger Agreement, at the closing, (a) each outstanding share of Flagstone will be automatically converted pursuant to the First-Step Merger into one common share of Flagstone Bermuda and (b) each outstanding common share of Flagstone Bermuda will then be automatically converted pursuant to the Second-Step Merger into the right to receive 0.1935 Validus voting common shares and $2.00 in cash, without interest and less any applicable withholding tax (collectively, the “Merger Consideration”).

The Merger Agreement contemplates that Validus will use its reasonable best efforts to cause Flagstone’s securities to be de-listed from the New York Stock Exchange and de-registered under the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable following the consummation of the Mergers.  In addition, the Merger Agreement provides that the directors and officers of Merger Sub will be the directors and officers of the surviving corporation following the Second-Step Merger.

The Merger Agreement contains customary representations, warranties and covenants of Validus and Flagstone, including covenants to conduct their respective businesses in the ordinary course during the interim period between the execution of the Merger Agreement and consummation of the Mergers, not to engage in certain types of transactions during this interim period, to use their respective reasonable best efforts to take all actions necessary to cause the conditions to closing to be satisfied as promptly as reasonably practicable and to use their respective reasonable best efforts to obtain all necessary governmental and regulatory approvals.

Flagstone has agreed that neither it nor any of its subsidiaries nor any of the officers and directors of it or its subsidiaries shall solicit, initiate or knowingly facilitate or encourage (including by providing non-public information) any effort or attempt to make or implement any competing proposal or offer, as further described in the Merger Agreement.  Flagstone has also agreed to take reasonable best efforts to ensure that its and its subsidiaries’ representatives and affiliates do not take any such actions.  These restrictions are subject to a “fiduciary out” provision that permits Flagstone to provide non-public information and participate in discussions or negotiations with respect to a competing proposal that Flagstone’s board of directors determines in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to do so would violate or result in a breach of the directors’ fiduciary duties under the laws of Luxembourg.  Flagstone’s board of directors does not have the right to terminate the Merger Agreement (a) to accept a competing proposal or (b) if Flagstone’s board of directors withholds, withdraws, modifies or qualifies its recommendation to Flagstone shareholders to approve the transactions contemplated by the Merger Agreement.  However, Flagstone’s board of directors may, subject to certain procedural requirements set forth in the Merger Agreement, withhold, withdraw modify or qualify its recommendation to Flagstone shareholders to approve the transactions contemplated by the Merger Agreement in the event that the board of directors of Flagstone determines in good faith, after consultation with its financial advisors and outside legal counsel, that failure to do so would violate or result in a breach of the directors’ fiduciary duties under the laws of Luxembourg.  Therefore, unless Validus terminates the Merger Agreement following a change in recommendation by Flagstone’s board of directors, the transactions contemplated by the Merger Agreement will be submitted to a vote of Flagstone’s shareholders even if Flagstone’s board of directors has changed its recommendation.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to and qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 1 hereto and the terms of which are incorporated herein by reference in their entirety.

The representations, warranties and covenants of Validus, Merger Sub, Flagstone and Flagstone Bermuda contained in the Merger Agreement have been made solely for the benefit of the parties thereto.  In addition, such representations, warranties and covenants (a) have been made only for purposes of the Merger Agreement, (b) have been qualified by (i) matters specifically disclosed in Validus’ and Flagstone’s filings with the United States Securities and Exchange Commission and (ii) confidential disclosures made in the disclosure letters delivered in connection with the Merger Agreement, (c) are subject to materiality qualifications contained in the Merger Agreement which may differ from what may be viewed as material by investors, (d) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement and (e) have been included in the Merger Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters as fact.  Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding Validus, Flagstone or their respective businesses.  Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Validus, Flagstone or any of their respective subsidiaries or affiliates.  Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Validus’ or Flagstone’s public disclosures.

Voting Agreements

On August 30, 2012, Validus entered into voting agreements with the Subject Shareholders (each, a “Voting Agreement”) in connection with the execution of the Merger Agreement.  Set forth in Schedule I hereto is a list of all Subject Shareholders.  To Validus’ knowledge, based upon 71,058,922 outstanding Flagstone Shares as of August 7, 2012 as reported in Flagstone’s Form 10-Q for the quarterly period ended June 30, 2012, the Subject Shareholders own or control in the aggregate approximately 22.5% of the outstanding Flagstone Shares.   The terms and conditions of the Voting Agreement will apply to any Flagstone Shares acquired by a Subject Shareholder during the term of the Voting Agreement (including, if applicable, the 90 day “tail” period described below).

Pursuant to Section 2.1 of each Voting Agreement, each Subject Shareholder has agreed, during the term of the Voting Agreement, to vote all of such shareholder’s Flagstone Shares:  (a) in favor of approval of the Merger Agreement, the First-Step Merger and the First-Step Merger Agreement, (b) against any competing proposal for Flagstone, (c) against any amendment to Flagstone’s articles of incorporation that would reasonably be expected to materially impede, interfere with, delay, postpone or adversely affect in any manner the Mergers or change, in any manner, the voting rights of any class of Flagstone’s share capital and (d) at Validus’ request and, subject to certain limitations, for any proposal that Flagstone’s board of directors has determined is reasonably necessary to facilitate the acquisition of Flagstone by Validus in accordance with the terms of the Merger Agreement, as may be amended (other than an amendment that would (i) reduce the Merger Consideration (or otherwise alter the mix of Merger Consideration) payable pursuant to the Merger Agreement as in effect on August 30, 2012 or (ii) otherwise be less favorable in any material respect to such shareholders than the Merger Agreement as in effect on August 30, 2012).  In addition, in the event that the Merger Agreement is terminated (A) by Validus because Flagstone willfully and materially breached its covenants in the Merger Agreement relating to non-solicitation or the convening of Flagstone’s shareholder meeting to approve the transactions contemplated by the Merger Agreement or (B) by Flagstone or Validus if either (1) Flagstone’s shareholders fail to approve the transactions contemplated by the Merger Agreement or (2) the Mergers fail to close on or prior to March 31, 2013 (prior to obtaining approval of Flagstone shareholders of the Mergers) and, in the case of either clause (1) or (2), prior to such termination a bona fide takeover proposal shall have been publicly made or proposed or otherwise communicated to Flagstone or any of its subsidiaries or any of their respective representatives, then each Subject Shareholder has agreed pursuant to Section 2.2 of each Voting Agreement to vote against any competing proposal for Flagstone for a “tail” period of 90 days following such termination of the Merger Agreement.

Pursuant to Section 2.3 of each Voting Agreement, each Subject Shareholder has irrevocably granted to and appointed Validus (and up to two of Validus’ designated representatives), during the term of the Voting Agreement, as such shareholder’s proxy to vote such shareholder’s Flagstone Shares at any duly convened meeting of Flagstone’s shareholders, or in any action by written consent of Flagstone’s shareholders, in accordance with the terms of Section 2.1 and Section 2.2 of each Voting Agreement.   Flagstone has agreed in the Merger Agreement to recognize the grant of any such proxy and the exercise thereof by Validus (or one of Validus’ designated representatives) in accordance with its terms.

In addition, each Voting Agreement provides that each Subject Shareholder will not, subject to limited exceptions, (a) directly or indirectly sell (including any short sale), transfer, pledge, encumber, assign or otherwise dispose of (collectively, “Transfer”) or (b) enter into any contract, option, derivative, hedging or other agreement or arrangement or understanding with respect to a Transfer of its Flagstone Shares.

Each Subject Shareholder has also agreed that, during the term of the Voting Agreement (including, if applicable, during the 90 day “tail” period described above), it will not (a) grant a proxy or power of attorney with respect to, (b) deposit into voting trust or (c) enter into a voting agreement or arrangement, in each case, with respect to its Flagstone Shares or any other securities convertible into or exercisable for Flagstone Shares.

Each Voting Agreement will automatically terminate at the first to occur of (a) the termination of the Merger Agreement in accordance with its terms (subject, if applicable, to the 90 day “tail” period described above), (b) a written agreement among Validus and the Subject Shareholders party thereto to terminate the Voting Agreement, (c) the closing of the Mergers and (d) the date of any waiver, modification or amendment to the terms of the Merger Agreement that would reduce the Merger Consideration (or otherwise alter the mix of Merger Consideration) payable pursuant to the Merger Agreement as in effect on August 30, 2012.  Each Voting Agreement is governed by New York law except to the extent Luxembourg law or Bermuda law is mandatorily applicable, and is subject to the jurisdiction of New York courts except to the extent any such proceeding manditorily must be brought in Luxembourg or Bermuda.

The foregoing description of the Voting Agreements and the transactions contemplated thereby does not purport to be complete and is subject to and qualified in its entirety by reference to the form of Voting Agreement, a copy of which is filed as Exhibit 2 hereto and the terms of which are incorporated herein by reference in their entirety.

Other than as set forth in this Item 4, Validus has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934, as amended.

Item 5.	Interest in Securities of the Issuer

(a) - (b)  As of the date of this Schedule, as a result of the Voting Agreements, Validus may be deemed to be the beneficial owner of and to have the shared voting power with respect to 16,000,000 Flagstone Shares.  To Validus’ knowledge, based upon 71,058,922 outstanding Flagstone Shares as of August 7, 2012 as reported in Flagstone’s Form 10-Q for the quarterly period ended June 30, 2012, the Subject Shareholders own or control in the aggregate approximately 22.5% of the outstanding Flagstone Shares.  Validus expressly disclaims beneficial ownership of any Flagstone Shares or other securities of Flagstone that are subject to the Voting Agreements, and nothing herein shall be deemed an admission by Validus as to the beneficial ownership of such shares.

(c) - (d)  Except as described herein, none of Validus, nor to the best of its knowledge, any other person referred to in Annex A attached hereto, has acquired or disposed of any Flagstone Shares during the past 60 days.  Furthermore, Validus knows of no other person having the right to receive the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule.

(e)  Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 2, 3 and 4 is incorporated herein by reference in its entirety.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1
Agreement and Plan of Merger, dated as of August 30, 2012, by and among Validus Holdings, Ltd., Validus UPS, Ltd., Flagstone Reinsurance Holdings, S.A. and Flagstone Reinsurance Holdings (Bermuda) Limited (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Validus Holdings, Ltd. with the Securities and Exchange Commission on September 4, 2012).

Exhibit 2	Form of Voting Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 5, 2012

VALIDUS HOLDINGS, LTD.

By:	/s/ Robert F. Kuzloski
	Name:	Robert F. Kuzloski
	Title:	Executive Vice President & Chief Corporate Legal Officer

Schedule I

  Shareholders of the Issuer Party to Voting Agreements

Lightyear Fund II (Cayman), L.P.

Lightyear Co-Invest Partnership II (Cayman), L.P.

Lightyear Capital II, LLC

Lightyear Capital LLC

Trilantic Capital Partners III L.P.

Trilantic Capital Partners Fund (B) III L.P.

Trilantic Capital Partners Fund III L.P.

TCP Capital Partners V L.P.

Trilantic Capital Partners Fund III Onshore Rollover L.P.

Annex A

VALIDUS HOLDINGS, LTD.

The following table sets forth the name, present occupation or employment and citizenship of each director and executive officer of Validus as of September 5, 2012.  The principal business address of each person listed below is c/o Validus Holdings, Ltd., 29 Richmond Road, Pembroke, HM 08  Bermuda.

DIRECTORS OF VALIDUS HOLDINGS, LTD.

Name	Present Occupation	Citizenship
Edward Joseph Noonan	Chairman of the Board and the Chief Executive Officer of Validus Holdings, Ltd	United States of America

Mahmoud Abdallah	Managing Partner, MMA Global Investments LLC	United States of America; Egypt

Michael E. A. Carpenter	Chairman of Talbot	United Kingdom

Matthew J. Grayson	Principal of Welder Energy	United States of America

Jeffrey W. Greenberg	Managing Principal of Aquiline Capital Partners LLC	United States of America

John Joseph Hendrickson	Managing Partner of SFRi LLC	United States of America

Jean-Marie Nessi	Director of Matmut Enterprises	France

Mandakini Puri	Managing Director of Blackrock Global Private Equity	United States of America

Alok Singh	Managing Director of New Mountain Capital	United States of America

Christopher E. Watson	Senior Principal of Aquiline Capital Partners LLC	United States of America

EXECUTIVE OFFICERS OF VALIDUS HOLDINGS, LTD.

Name	Present Occupation	Citizenship
Edward J. Noonan	Chairman of the Board and the Chief Executive Officer	United States of America

Joseph E. (Jeff) Consolino	President and Chief Financial Officer	United States of America

C. N. Rupert Atkin	Chief Executive Officer of Talbot	United Kingdom

Michael E. A. Carpenter	Chairman of Talbot	United Kingdom

Kean Driscoll	Chief Executive Officer of Validus Reinsurance, Ltd.	United States of America

Andrew E. Kudera	Executive Vice President & Chief Actuary	United States of America

Robert F. Kuzloski	Executive Vice President & Chief Corporate Legal Officer	United States of America

Stuart Mercer	Executive Vice President & Chief Risk Officer	United States of America

Jonathan Ritz	Executive Vice President & Chief Operating Officer	United States of America

Jeffrey D. Sangster	Executive Vice President & Group Chief Accounting Officer	Canada

Lixin Zeng	Chief Executive Officer, AlphaCat	United States of America